NO ACT

DC
PE
5-11-09



May 13, 2009





**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Amerisure Mutual Insurance Company
Incoming letter dated May 11, 2009

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in the Mutual Insurance Holding Company are not securities within the meaning of the Securities Act or the Exchange Act, AMIC causes its current and future policyholders to become members of the Mutual Insurance Holding Company in connection with and after the Reorganization without registration under the Securities Act or the Exchange Act. Capitalized terms have the same meanings you define in your letter.

In reaching this position, we particularly note that:

- the Reorganization will be effected under Michigan law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- with the Reorganization, AMIC's policyholders will automatically become members of the Mutual Insurance Holding Company;
- membership interests in the Mutual Insurance Holding Company will be substantially the same as membership interests in AMIC, will not be transferable and will be extinguished once a member is no longer a policyholder;
- the Mutual Insurance Holding Company will not pay dividends or make other distributions or payments of income or profits to members, except in the event of a dissolution or liquidation or as otherwise approved by the Insurance Commissioner;
- the Reorganization was subject to approval by the Insurance Commissioner after notice to policyholders and a public hearing where policyholders were entitled to appear;
- the Insurance Commissioner approved the Reorganization after finding that it was fair and equitable to AMIC's policyholders; and

- the Mutual Insurance Holding Company will be subject to regulation by the Insurance Commissioner at a level substantially equivalent to that applicable to AMIC before the Reorganization.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,



Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2009

**Mail Stop 4546**

Mark A. Metz
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243

**Re: Amerisure Mutual Insurance Company**

Dear Mr. Metz:

In regard to your letter of May 11, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DYKEMA GOSSETT PLLC
400 RENAISSANCE CENTER
DETROIT, MICHIGAN 48243
WWW.DYKEMA.COM
Tel: (313) 568-6800
Fax: (313) 568-6832
**Mark A. Metz**
Direct Dial: (313) 568-5434
Email: MMETZ@DYKEMA.COM

May 11, 2009

Section 2(a)(1) of the Securities Act of 1933
Section 12(g) of the Securities Exchange Act of 1934

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Amerisure Mutual Insurance Company

Dear Sir or Madam:

We are counsel to Amerisure Mutual Insurance Company, a Michigan mutual property and casualty insurance company ("AMIC"), in connection with AMIC's proposed reorganization from a mutual insurance company to a stock insurance company ultimately controlled by a mutual insurance holding company through an intermediate holding company. The process, described in detail below, is referred to herein as the "Reorganization" and will be effected pursuant to Chapter 60 of the Michigan Insurance Code (the "MIHC Law"), which permits the formation of mutual insurance holding companies under Michigan law.[1]

The Reorganization will be effected pursuant to a mutual holding company plan (the "Plan") through a series of transactions whereby AMIC will convert from a mutual insurance company to a stock insurance company organized under Michigan law (the "Stock Insurance Company") owned indirectly by a newly formed mutual insurance holding company organized under Michigan law (the "Mutual Insurance Holding Company"). At the Effective Time (as defined below), all of the membership interests (as defined below) of AMIC's members will be extinguished, and such members will automatically become members of the Mutual Insurance Holding Company pursuant to the MIHC Law and the Plan. Also at the Effective Time, shares of the capital stock of the Stock Insurance Company will be issued to the Mutual Insurance Holding Company and then contributed by the Mutual Insurance Holding Company to an intermediate stock holding company, to be incorporated under Michigan law (the "Intermediate Holding Company"), in exchange for all of the Intermediate Holding Company's outstanding stock. It is anticipated that the Effective Time will occur in the second quarter of 2009. A chart setting forth the organizational structure of AMIC before and immediately after the Reorganization is attached hereto as Exhibit A. Pursuant to the MIHC Law and the Plan, owners of insurance policies (the "Policies") issued or assumed by the Stock Insurance Company after the Effective Time automatically will become members of the Mutual Insurance Holding Company. As required by

1 For the convenience of the staff of the Division of Corporation Finance (the "Staff"), a copy of the MIHC Law permitting the reorganization of a Michigan mutual insurance company to a stock insurance company controlled by a mutual insurance holding company is attached hereto as Exhibit B. Unless otherwise indicated, references to section numbers are to sections of the Michigan Compiled Laws.

Section 500.6011 of the MIHC law, the fairness to AMIC's policyholders of the terms and conditions of the Plan has been reviewed by the Michigan Office of Financial and Insurance Regulation ("OFIR"). The Commissioner of the Office of Financial and Insurance Regulation for the State of Michigan (the "Insurance Commissioner") issued an order approving the Plan on March 13, 2009 following a public hearing.[2] The Plan is subject to approval by the members of AMIC pursuant to Section 500.6013 of the MIHC Law. A meeting at which AMIC's policyholders will vote to approve the Plan is scheduled to be held on May 14, 2009.

I. Request

We are writing to request confirmation that, based upon the facts and representations set forth below, the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action if, in connection with the Reorganization: (i) the membership interests of AMIC's members are extinguished and such members become members of the Mutual Insurance Holding Company; and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

II. AMIC Background

AMIC is a mutual property and casualty insurance company founded in 1912 and domiciled in Michigan. AMIC services over 5,000 policyholders in 50 states.

As a mutual property and casualty insurance company, AMIC has no authority to issue capital stock. A member of AMIC owns a Policy and, through ownership of such Policy, in accordance with AMIC's articles of incorporation and the insurance laws of the State of Michigan (the "Insurance Code"), has a membership interest in AMIC. A "membership interest" consists principally of the right to vote on the election of directors of AMIC and other matters and the right to receive a distribution of surplus in the event of the dissolution or liquidation of AMIC.

III. The Proposed Reorganization

AMIC proposes to reorganize from a mutual insurance company to a stock insurance company. The Stock Insurance Company will be a direct wholly-owned subsidiary of the Intermediate Holding Company which, in turn, will initially be a direct wholly-owned subsidiary of the Mutual Insurance Holding Company. In accordance with the Plan and Section 500.6017(2)(b) of the MIHC Law, the Mutual Insurance Holding Company will at all times hold at least a majority of the shares of voting stock of the Intermediate Holding Company, which in turn will hold all of the voting stock of the Stock Insurance Company.

Section 500.6003 of the MIHC Law permits the reorganization of a Michigan mutual insurance company to a stock insurance company within a mutual insurance holding company structure. Sections 500.6005, 500.6011, and 500.6013 of the MIHC Law permit such a reorganization only after the occurrence of certain events, including: (i) adoption of a mutual holding company plan by the mutual insurance company's board of directors; (ii) approval of the proposed Plan by the Insurance Commissioner (following a hearing if desired by the Insurance Commissioner in his discretion); and (iii) approval of the Plan by a vote of the mutual insurance company's policyholders. The board of directors of AMIC adopted the Plan on December 11, 2008 and the Plan has been submitted to OFIR pursuant to Section 500.6011 for approval by the Insurance Commissioner. The Insurance Commissioner issued an order approving the Plan on March13, 2009. A meeting at which AMIC's policyholders are expected to vote to approve the Plan will be held on May 14, 2009.

---

[2] Although a public hearing is discretionary under the MIHC Law, the Insurance Commissioner held a public hearing on March 10, 2009 prior to issuing an order regarding the Plan.

Pursuant to Section 500.6007, the Plan includes, among other information, the following: (i) the reasons for the Reorganization, (ii) the effect of the Reorganization on existing Policies, (iii) the detailed plans for granting membership interests to current and future policyholders of the Stock Insurance Company, (iv) information sufficient to demonstrate that the financial condition of the Stock Insurance Company will not be diminished by the Plan, (v) a description of any current plans or any proposal approved by AMIC's Board to issue shares of the Intermediate Holding Company to the public, and (vi) the identity of the proposed officers and directors of the Mutual Insurance Holding Company and the Intermediate Holding Company.

Pursuant to his discretionary authority under Section 500.6011(2), the Insurance Commissioner held a public hearing on the Plan in March 2009. Policyholders were given due notice of the hearing and were entitled to attend the public hearing and to comment orally or in writing, if desired. Under Section 500.6011(2), the Insurance Commissioner shall approve the Plan if he finds that: (i) the Plan complies with the MIHC Law; and (ii) the Plan is fair and equitable to the interests of the policyholders.[3] Pursuant to an order dated March 13, 2009, the Insurance Commissioner found that these conditions were satisfied and, therefore, approved the Plan, contingent only upon the statutorily-required approval by the Michigan Attorney General's office of the articles of incorporation of each of the Mutual Insurance Holding Company and the Stock Insurance Company. Such approval was received on March 19, 2009.

Under Section 500.6013 and the Plan, the Plan is also subject to the approval of the policyholders who, under the terms of AMIC's organizational documents and as reflected in AMIC's records, are entitled to vote and were policyholders of AMIC on the date on which the Board adopted the Plan (the "Eligible Members"), at a meeting of the Eligible Members (the "Members' Meeting"). Section 500.6013(1) requires that AMIC mail notice of the Members' Meeting to each Eligible Member within 45 days after the Commissioner's approval of the Plan and that the Members' Meeting take place not less than 45 days from the mailing of notice. Under the requirements of Section 500.6013(2) of the MIHC Law, adoption of the Plan requires the affirmative vote of at least two-thirds of the votes cast in person or by proxy at the Members' Meeting by Eligible Members. The required notice of the Members' Meeting, accompanied by a description of the Plan and related information and a written proxy will be provided to AMIC's policyholders by means of a mailing sent to policyholders within the required time period following the Commissioner's approval of the notice and accompanying disclosure materials. The disclosure requirements in the MIHC Law are similar to those in other states' mutual holding company laws, in that the specific disclosure requirements are typically not spelled out in detail and approval of the Insurance Commissioner is required before the policyholder information statement may be distributed to policyholders.

Under Section 500.6019(2) of the MIHC Law and the Plan, the following actions occur at the Effective Time: (i) AMIC will become a stock insurance company and the corporate existence of AMIC will continue in the Stock Insurance Company with the original date of incorporation of AMIC, (ii) the membership interests of AMIC's policyholders will be extinguished, and all of AMIC's policyholders will become members of the Mutual Insurance Holding Company, (iii) all the rights, franchises and interests of AMIC in and to every type of property, real, personal, and mixed, and any things in action belonging to it, will be transferred to and vested in the Stock Insurance Company without any deed or transfer, (iv) all the obligations and liabilities of AMIC will be assumed by the Stock Insurance Company, (v) all of the shares of the capital stock of the Stock Insurance Company will be issued to the Mutual Insurance Holding Company, which will immediately contribute them to the Intermediate Holding Company in exchange for all of the capital stock of the Intermediate Holding Company, and (vi) the directors and officers of AMIC will serve as the directors and officers of the Stock Insurance Company, Intermediate Holding Company and Mutual Insurance Holding Company until new directors and officers are duly elected. The Stock Insurance Company will continue to perform all contractual obligations of AMIC, including those under all existing Policies. The rights of policyholders, as described in their respective Policies, will not be reduced or altered in any way and the premiums required to be paid as specified in the Policies will not be increased or otherwise changed as a result of the

[3] In our opinion, a finding by the Insurance Commissioner that the Plan is fair and equitable to the policyholders includes the conclusion that the Plan is procedurally and substantively fair to AMIC's policyholders.

Plan. As illustrated in Exhibit A, AMIC also intends to eliminate its downstream holding company, Amerisure, Inc. so that its subsidiaries are held directly by the Stock Insurance Company post-reorganization, and to distribute to the Intermediate Holding Company its Agency Business Solutions subsidiary (along with its subsidiaries). However, all of these subsidiaries will remain indirect wholly owned subsidiaries of the Mutual Insurance Holding Company immediately following the Reorganization, such that the combined enterprise in which Members have an interest is not affected.

The Intermediate Holding Company will be a wholly owned subsidiary of the Mutual Insurance Holding Company immediately following the Reorganization, but equity (or debt) securities of the Intermediate Holding Company may later be offered to other investors. In the Plan and the disclosure materials to be sent to policyholders, AMIC stated that although it is currently exploring the availability of one or more long term strategic investors who might be interested in making an equity investment in the Intermediate Holding Company, it has no current plans for the Intermediate Holding Company to engage in any equity offering or to issue securities as part of the Reorganization. Any determination to offer shares of the Intermediate Holding Company would depend on numerous facts, including the then current needs of the Intermediate Holding Company and its subsidiaries for additional capital, relevant equity market conditions, and the financial and business performance and prospects of the Intermediate Holding Company and its subsidiaries.

After the Reorganization, each owner of a Policy will have (i) a Stock Insurance Company insurance policy and (ii) a membership interest in the Mutual Insurance Holding Company. Under the MIHC Law and the Plan, the interests of members of the Mutual Insurance Holding Company will be substantially the same as those they had as members of AMIC, consisting principally of the right to vote on the election of directors of the mutual company (which will be the Mutual Insurance Holding Company following the Reorganization) and the right to receive distributions of surplus from the Mutual Insurance Holding Company in the event of the dissolution or liquidation of the Mutual Insurance Holding Company. The Plan provides that the insurance contract rights under the Policies, including the ability to receive the return of a portion of the cost of the insurance in the form of a policyholder dividend from AMIC or the Stock Insurance Company if approved by its board of directors, will remain unchanged following the Reorganization and that AMIC does not intend to change its current policies regarding dividends or other refunds of premiums to policyholders. The Mutual Insurance Holding Company's articles will include a provision prohibiting dividends (which includes any other distributions or payments of income or profits, other than in the event of dissolution or liquidation)[4] to members as such without OFIR approval.

The Plan provides that owners of Policies issued or assumed by the Stock Insurance Company after the Effective Time will automatically become members of the Mutual Insurance Holding Company pursuant to Section 500.6023(6) of the MIHC Law and the Plan. The members of the Mutual Insurance Holding Company will elect the board of directors of the Mutual Insurance Holding Company (the "MIHC Board of Directors") and vote on any plan of merger or consolidation of the Mutual Insurance Holding Company. The Reorganization will not effect a change in the percentage of voting rights.

Membership in the Mutual Insurance Holding Company will cease when the Policy or Policies from which membership derives are no longer owned or no longer remain in force. Section 500.6023(5). Furthermore, a membership interest will not be transferable. Section 500.6023(1). This is the same way that a membership interest in AMIC operates today and thus there will be no change. Certificates evidencing membership interests will not be issued to owners of Policies, but, instead, a list of members will be maintained on the books and records of the Mutual Insurance Holding Company just as it is maintained today at AMIC.

The following aspects of the Reorganization also create a continuity of membership interest:

---

[4] Although for the sake of brevity the limitation in the articles of incorporation of the Mutual Insurance Holding Company refers only to "dividends," that term would encompass and be interpreted to include, in our opinion, other distributions to members as members regardless of how they may be denominated.

(i) under the bylaws of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have substantially the same rights with respect to notice of proposed business at meetings, notice of election of directors and nomination of directors of the Mutual Insurance Holding Company as members of AMIC have currently with respect to AMIC;

(ii) under the bylaws of the Mutual Insurance Holding Company, the quorum at member meetings for the Mutual Insurance Holding Company will be the same as the quorum at current AMIC meetings;

(iii) under the bylaws of the Mutual Insurance Holding Company, each policyholder of AMIC will continue to be entitled to one vote on matters coming before meetings of the Mutual Insurance Holding Company (regardless of the number of Policies owned) and to vote by proxy;

(iv) under the bylaws of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have the same rights to amend the bylaws of the mutual company;

(v) under the articles of incorporation of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have the same rights to receive dividends as, if and when declared and authorized by the board of directors from time to time, and a distribution upon a solvent dissolution; and

(vi) under the articles of incorporation of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have the same rights to approve any amendment to the articles of incorporation of the mutual company.

The Mutual Insurance Holding Company and Stock Insurance Company will be subject to regulation by OFIR at a level substantially equivalent to that to which AMIC is currently subject as a domestic mutual insurance company incorporated in Michigan. Sections 500.6025(1) and 500.5803. For example, the Mutual Insurance Holding Company's ability to engage in non-insurance activities will be subject to oversight by OFIR to the same extent as the Stock Insurance Company and to the same extent currently applicable to AMIC. Section 500.6025(1). The Mutual Insurance Holding Company and Stock Insurance Company will be subject to the following statutory requirements, which are substantially equivalent to the regulatory requirements currently imposed on AMIC as a Michigan domestic mutual insurer:

(i) The Insurance Commissioner will retain jurisdiction over the Mutual Insurance Holding Company. Section 500.6025(1).

(ii) Mergers of or acquisitions of or by the Mutual Insurance Holding Company or the Stock Insurance Company and, because it is part of an insurance holding company system, mergers and acquisitions of the Intermediate Holding Company, will be subject to a level of regulation by the Insurance Commissioner that is substantially equivalent to the level of regulation applicable to AMIC as a Michigan domestic mutual insurer. The Mutual Insurance Holding Company and the Stock Insurance Company may not enter into an affiliation, consolidation, merger or acquisition agreement with any affiliated or unaffiliated company after the Reorganization without the approval of the Insurance Commissioner in accordance with Section 500.1341. Sections 500.6025(3), 500.1311 and 500.1341. Similarly, a transaction in which the Intermediate Holding Company would be sold, whether structured as a merger or otherwise, would be subject to prior approval by the Commissioner. Sections 500.1311 and 500.1341. None of the Mutual Insurance Holding Company, Intermediate Holding

Company or the Stock Insurance Company may acquire control of a non-domestic insurer without the approval of the insurance commissioner in the non-domestic insurer's state of domicile.

(iii) The Mutual Insurance Holding Company and Stock Insurance Company must register with the Insurance Commissioner and update their registration annually. The registration statement must include current information regarding the capital structure, financial condition, ownership, management, companies within the insurance holding company system, and certain transactions made by the companies. Sections 500.1324 and 500.1325.

(iv) The Mutual Insurance Holding Company and Stock Insurance Company must report all material changes and additions to their registration within 15 days after the end of the month in which they learn of the change or addition and must report all dividends and other distributions to shareholders within 2 business days after declaration. Section 500.1327.

(v) The Mutual Insurance Holding Company will be considered an insurer for purposes of the conservation, rehabilitation and liquidation of the Stock Insurance Company in the same manner as a domestic property and casualty insurance company, and the Mutual Insurance Holding Company's assets are available to satisfy claims of policyholders of the Stock Insurance Company in a liquidation in the same manner as a domestic property and casualty insurance company. Sections 500.6025(1) and 500.5224. The Mutual Insurance Holding Company may be dissolved upon petition by the Insurance Commissioner and the order of a district court. Sections 500.6025(1) and 500.8120. Similarly, the Intermediate Holding Company, as part of an insurance holding company system, would not be able to dissolve without approval of the Insurance Commissioner. Section 500.1341.

(vi) The assets of the Mutual Insurance Holding Company are subject to a lien in favor of the policyholders of the Stock Insurance Company under terms approved by the Insurance Commissioner. Section 500.6025(4).

(vii) Pursuant to the Michigan Insurance Holding Company Act, certain transactions between the Stock Insurance Company and the affiliates in its holding company system may not be entered into unless notice has been given to the Insurance Commissioner in writing at least 30 days in advance and the Insurance Commissioner has not disapproved such transaction within that period. The Insurance Commissioner must disapprove any such transaction if it is not fair and reasonable. The transactions requiring such notice include: (a) sales, purchases, exchanges, loans or extensions of credit, guarantees or investments that are equal to or exceed 3% of the Stock Insurance Company's admitted assets as of December 31st of the preceding year; (b) reinsurance agreements, and service contracts; and (c) any other material transactions specified by rule that the Insurance Commissioner has determined may adversely affect the interests of an insurer's policyholders. Section 500.1341(3).

As a mutual company, like AMIC, the Mutual Insurance Holding Company will have no authorized, issued or outstanding capital stock. In addition, the Mutual Insurance Holding Company will be prohibited by its articles of incorporation from issuing capital stock except in a demutualization transaction approved by OFIR. The Stock Insurance Company must at all times be wholly owned by the Intermediate Holding Company, as provided in the Plan and Section 500.6017(2)(b) of the MIHC Law, and thus is not permitted to issue equity securities other than to the Intermediate Holding Company.

Although under Section 500.6011(4) of the MIHC law the Commissioner may retain the right to approve future securities offerings by the Intermediate Holding Company as a condition to approving the Plan, the Commissioner determined not to retain such right and the order approving the Plan does not contain such a requirement. However, any sale of stock in the Intermediate Holding Company would be subject to the limitation in Section 500.6017(2)(b), discussed above, requiring the Mutual Insurance Holding Company to own at all times at least a majority of the Intermediate Holding Company, and to the applicable provisions of state and federal securities law then in effect governing offers and sales of securities. In addition, because the Intermediate Holding Company will be in control of a regulated insurance company, Sections 500.1311 and 500.115(b) of the Insurance Code provide that any acquisition of 10% or more of the Intermediate Holding Company's common stock would require a filing with OFIR requesting approval to own more than 10% of the Intermediate Holding Company or approving a disclaimer of control.

IV. Discussion

A. Registration Under the Securities Act

Applying the test developed in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that the membership interests in the Mutual Insurance Holding Company received by existing members of AMIC in connection with the Reorganization and created from time to time after the Reorganization by virtue of the issuance or assumption[5] of a Policy by the Stock Insurance Company would not constitute the offer or sale of a "security" as that term is defined in Section 2(a)(1) of the Securities Act.[6] The Staff has previously taken no-action positions involving this issue on numerous occasions in the context of reorganization transactions similar to that contemplated by AMIC. See, e.g., Pan-American Life Insurance Company (publicly available December 28, 2006) ("Pan-American"); Fidelity Life Association (publicly available October 18, 2006) ("Fidelity"); Employers Insurance Company of Nevada, A Mutual Company (publicly available December 2, 2004) (" EICN"); Millers Mutual Insurance Association (publicly available February 20, 2003) ("Millers Mutual"); Milwaukee Mutual Insurance Company (publicly available January 30, 2003) ("Milwaukee Mutual"); Maine Mutual Fire Insurance (publicly available November 15, 2001) ("Maine Mutual"); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001) ("First Nonprofit"); The Baltimore Life Insurance Company (publicly available December 11, 2000) ("Baltimore Life"); Woodmen Accident and Life Company (publicly available December 28, 1999) ("Woodmen"); American Republic Insurance Company (publicly available December 23, 1999) ("American Republic"); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999) ("Security Mutual"); Trustmark Insurance Company (publicly available August 25, 1999) ("Trustmark"); Mutual Trust Life Insurance Company (publicly available August 4, 1999) ("Mutual Trust"); Mutual of Omaha Insurance Company (publicly available November 27, 1998) ("Mutual of Omaha"); National Life Insurance Company (publicly available September 18, 1998) ("National Life"); Principal Mutual Life Insurance Company (publicly available June 8, 1998) ("Principal Mutual"); The Ohio National Life Insurance Company (publicly available June 5, 1998) ("Ohio National"); Security Benefit Life Insurance Company (publicly available June 3, 1998) ("Security Benefit"); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998) ("Minnesota Mutual"); Provident Mutual Life Insurance Company (publicly available April 7, 1998) ("Provident Mutual"); FCCI Mutual Insurance Company (publicly available March 30, 1998) ("FCCI"); Ameritas Life Insurance Corporation (publicly available December 8, 1997) ("Ameritas"); Acacia Mutual Life Insurance Company (publicly available June 27, 1997) ("Acacia Mutual"); Pacific Mutual Life Insurance Company (publicly available April 17, 1997) ("Pacific Mutual"); General American Life Insurance Company (publicly available February 20, 1997) ("General American"); and American Mutual Life Insurance Company (publicly available June 13, 1996) ("American Mutual"). The MIHC Law is not materially different from the mutual holding company laws in the states involved in these no-action letters.

Section 2(a)(1) of the Securities Act, in pertinent part, defines the term "security" to include:

---

[5] Assumption refers to the transfer of a portfolio of premiums or outstanding loss reserves via assumption reinsurance.

[6] We note that membership interests in a mutual insurance holding company are not securities under Michigan law. See Section 500.6023(4).

> [A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

15 U.S.C. § 77b(a)(1).

A "membership interest" in a mutual insurance holding company is not included in this list of financial instruments. An instrument not listed, however, may still be deemed to be a "security" if it falls within one of the definition's two general categories, namely, an "investment contract" or an "interest or instrument commonly known as a 'security'."

In Howey, 328 U.S. at 297-300, the Supreme Court developed a test that has been used to determine whether an instrument is an "investment contract" or an "interest or instrument commonly known as a 'security'."[7] The Supreme Court, in Reves v. Ernst & Young, 494 U.S. 56 (1990) ("Reves"), summarized the elements of the Howey test as:

> (1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others.

494 U.S. at 64 (citation omitted).

All four elements of the Howey test must be met before an instrument is deemed to constitute an "investment contract" and, therefore, a "security." The issuance of membership interests in the Mutual Insurance Holding Company does not meet the first and third elements of the Howey test.

First, an investment is characterized by "an exchange of value," most often a monetary contribution. See Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir.) cert. denied, 502 U.S. 983 (1991). See also Howey, 328 U.S. at 301. A membership interest is not issued or created as the result of an "exchange of value." A membership interest is created only upon the purchase of a Policy. Owners of existing Policies issued or assumed by AMIC will not be required to make payments in cash or in the form of other property to become members of the Mutual Insurance Holding Company in the Reorganization. Their membership interests in the Mutual Insurance Holding Company will result from their ownership of a Policy previously issued or assumed by AMIC. Similarly, pursuant to the MIHC Law and the Plan, owners of Policies issued or assumed after the Reorganization by the Stock Insurance Company will become members of the Mutual Insurance Holding Company automatically upon issuance or assumption of such Policies without the payment of cash or other property. The insurance underwriting practices of the Stock Insurance Company will determine whether a person becomes a policyholder (and thereby a member in the Mutual Insurance Holding Company) and the premiums to be paid by the policyholder for the Policy. With respect to a Policy, any monies paid by a policyholder will be in the form of premiums paid to the Stock Insurance Company with the intent to obtain insurance coverage and not with any profit-making, profit-sharing, investment intent or expectation of profit with respect to membership in the Mutual Insurance Holding

---

[7] While the Howey test specifically focused on "investment contracts," the Supreme Court since Howey has applied the test more broadly. See United Housing Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) ("Forman") (stating the Howey test "embodies the essential attributes that run through all of the Supreme Court's decisions defining a security"); Landreth Timber Co. v. Landreth, 471 U.S. 681, 691 n.5 (1985) ("Landreth") (criticizing Forman but concluding that the Howey test applies in determining whether an interest is an "instrument commonly known as a 'security'").

Company.[8] The membership interests in the Mutual Insurance Holding Company will also not be marketed as investments.

Furthermore, as to element number three of Howey, a membership interest does not, in our view, provide a member with any "reasonable expectation of profits" of the Mutual Insurance Holding Company. Profits are defined under the Howey test as "either capital appreciation resulting from the development of the initial investment . . . or participation in earnings resulting from the use of investors' funds . . . ." Forman, 421 U.S. at 852-853. Where a person is not "attracted solely by the prospects of a return on his investment," but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. Id.

There is no expectation of profit with respect to the membership interests in the Mutual Insurance Holding Company. The Mutual Insurance Holding Company's articles of incorporation will prohibit the declaration of a dividend (which includes other distributions or payments of income or profits, other than in the event of dissolution or liquidation) to members as such without prior approval from OFIR, other than in the event of the dissolution, liquidation or winding up of the Mutual Insurance Holding Company. Although the Stock Insurance Company may continue to pay dividends to policyholders as such pursuant to contractual arrangements in the Policies if and when approved by its board of directors, such dividends amount to no more than the return of a portion of the cost of the insurance in the event that loss experience has been better than expected and would never amount to more than the cost of the Policy itself such that a profit could result. Moreover, because membership interests are not transferable[9] and are extinguished if a member is no longer a policyholder of the Stock Insurance Company, it cannot be said that there is any possibility of a market for the membership interests or that they are "repurchased" at a "profit" by the Mutual Insurance Holding Company or any other person. Instead, when the Policy expires or is canceled by either the policyholder or the Stock Insurance Company, the membership interest will be extinguished without payment in consideration therefor.

---

[8] The insurance policies issued by AMIC are exempt from registration under Section 3(a)(8) of the Securities Act. The 1933 House Committee Report on the Securities Act explained that the Section 3(a)(8) exemption "makes clear what is already implied in the act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the act. The insurance policy and like contracts are not regarded in the commercial world as securities offered to the public for investment purposes. The entire tenor of the act would lead, even without this specific exemption, to the exclusion of insurance policies from the provisions of the act, but the specific exemption is included to make misinterpretations impossible." H.R. Rep. No. 85, 73d Cong., 1st Sess. 15 (1933). See also SEC v. Variable Annuity Life Ins. Co., 359 U.S. 65, 74 n.4 (1959) ("VALIC") (Brennan, J., concurring) (stating insurance policy exemption "just confirmatory of the policy's noncoverage under the definition of security"). Some insurance products with investment components are regulated as investment contracts because such products have elements which qualify them as "securities," such as the holder bearing substantial investment risk and expecting a profit, and the product being marketed as an investment. Such products are not issued by AMIC, a property and casualty insurance company. See VALIC, 359 U.S. at 71-73; John Hancock Mutual Life Ins. Co. v. Harris Trust & Savs. Bank 510 U.S. 86, 101-102 (1993). See also 17 C.F.R. 230.151 (safe harbor definition of certain annuity contracts or optional annuity contracts within the meaning of section 3(a)(8)). The fact that the policyholders are members of the Mutual Insurance Holding Company while their insurance policies are written by the Stock Insurance Company does not affect the securities law treatment of the insurance policies, which are not considered securities under the Securities Act. Conventional insurance will be purchased through the Stock Insurance Company and, as a result, a policyholder by operation of law will become a Mutual Insurance Holding Company member. No "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest, but only the insurance policy is purchased. International Bhd. of Teamsters. v. Daniel, 439 U.S. 551, 559-560 (1979) (noncontributory pension plan). Accordingly, conventional insurance policies available from the Stock Insurance Company and the related non-separable membership interests, which terminate when the insurance terminates, would constitute "insurance," not "securities," as those terms are commonly understood.

[9] Nor are Policies themselves transferable.

An owner of a membership interest therefore has no ability to realize any profit on such interest. Rather, the membership interest is evidence of a Policy providing insurance risk protection and has no independent value. Regardless of the number of policies purchased, the policyholder cannot increase its equity interest in the Mutual Insurance Holding Company. Accordingly, a prospective policyholder will not be motivated to become a member of the Mutual Insurance Holding Company "solely by the prospects of a return" on the membership interest." Id.

The ability of the Intermediate Holding Company to raise capital by issuing securities to third parties without further regulatory approval does not change this result. The sale of Intermediate Holding Company securities would increase the capital of the Mutual Insurance Holding Company on a consolidated basis. However, members of the Mutual Insurance Holding Company would receive no economic benefit as members from such a sale because:

(i) the Mutual Insurance Holding Company is not able to pay dividends (or make other distributions or payments of income or profits, except in the event of dissolution or liquidation) to members without OFIR approval,

(ii) the members are not able to sell, redeem or otherwise receive value for their membership interest (at a higher value than the cost of their Policy or at all), and

(iii) the Stock Insurance Company is able to cancel the member's membership interest without consideration by canceling or not renewing the policyholder's Policy.

Without the ability to receive any value for a membership interest by transfer or distribution, a member could have no reasonable expectation of profit from an offer and sale of securities. Thus, the lack of further regulatory involvement is not relevant to the analysis of whether a membership interest constitutes a security. The Staff has previously taken a no-action position on several occasions in which an intermediate holding company or stock insurance company were able to issue equity securities without further regulatory approval. See Acacia Mutual (District of Columbia), FCCI (Florida), Fidelity (Illinois), Security Benefit (Kansas), and Baltimore Life (Maryland).[10]

The membership interests also would not constitute a "security" under the criteria applied by the Supreme Court in Reves.[11] In Reves, 494 U.S. at 66-67, the Supreme Court noted four factors that "this Court has held apply in deciding whether a transaction involves a 'security'."

First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. Id. "If the seller's purpose is to raise money for the general use of the business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security'." Id.

Second, "'the plan of distribution' of the instrument" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment . . .'." Id.

Third, the "reasonable expectations of the investing public" must be examined. Id. In this regard, the Supreme Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. See Reves, 494 U.S. at 69 (noting that "[t]he advertisements for the notes here characterized them as

---

10 While the laws of these states in some cases impose limits on sales to directors and officers, require policyholders to have the right to participate in a public offering or limit the ability of third parties to acquire a substantial stake in the intermediate holding company or the stock insurance company, none of these states, like Michigan, require further insurance regulatory approval to offer and sell securities. See also footnote 12, infra.

11 The Supreme Court in Reves considered whether promissory notes issued by a farmers' cooperative constituted "notes" under the Securities Exchange Act definition of "security." In analyzing whether a note is within the definition of security, the Supreme Court followed the "family resemblance test," which provides that a note is not a security if it bears a resemblance to notes which have been previously designated by courts as not constituting securities. See Reves, 494 U.S. at 63-70.

'investments' . . . and there were no countervailing factors that would have led a reasonable person to question this characterization").

Fourth, the presence of "some factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument . . ." must be considered. See Reves, 494 U.S. at 67.

Under the four criteria set forth in Reves for determining whether an instrument is a "security," a membership interest in the Mutual Insurance Holding Company would not constitute a security:

First, the motivation of the Mutual Insurance Holding Company in issuing membership interests to the holders of Policies is not "to finance substantial investments" through the sale of membership interests. Membership interests cannot be sold as such, and a membership interest is created as a part of the Policy to which it relates. In fact, the creation of the membership interests will not generate any capital for the "seller." Moreover, holders of Policies would not expect to receive a profit on account of the related membership interest and their membership interests are extinguished without payment when the related Policies expire or are cancelled.

Second, there is no "plan of distribution" of membership interests. As mentioned above, membership interests simply accompany the issuance or assumption of a Policy, cannot be transferred apart from the Policy to which they relate[12] and are extinguished upon cancelation of the related Policy.

Third, it is difficult to see any way that a policyholder of the Stock Insurance Company would view the membership interest in the Mutual Insurance Holding Company as anything other than an inseparable attribute of the Policy to which it attaches, as is the case today. Such a characterization is warranted for a number of reasons, including that the membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, no certificates will be issued in respect of the membership interests and, under the MIHC Law, membership interests are not recognized as securities and cannot be transferred. See Sections 500.6023(1) and 500.6023(4).

Fourth, the Supreme Court in Reves stressed the significance of an alternative regulatory scheme that might reduce the risks associated with an instrument constituting a security. See Reves, 494 U.S. at 67 ("the existence of another regulatory scheme" may "significantly reduce the risk of the instrument, thereby rendering application of the Securities Acts unnecessary"); see also Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982). This factor suggests that the membership interests would not constitute securities because, as discussed in Section III hereof, the Mutual Insurance Holding Company will be subject to extensive regulation by the Insurance Commissioner.[13]

Because the membership interests do not meet the tests articulated by the Supreme Court in Howey and Reves for determining that an instrument is a security under Section 2(a)(1) of the Securities Act, it is our opinion that the membership interests will not be considered securities under the Securities Act.[14] Under the circumstances described above, it is appropriate for the Staff to take a position similar to that taken in numerous no-action letters issued by the Staff, including Pan-American, Fidelity, EICN, Millers Mutual, Milwaukee Mutual, Maine Mutual, First

---

12 See also Forman, 421 U.S. at 851-52 (traditional characteristic of a security is negotiability).

13 The Reves test itself does not necessarily require the existence of a regulatory regime, but only "some factor," such as a regulatory regime, that will reduce the risk of the instrument. Reves, 494 U.S. at 67. We further note in this regard that in other cases and no-action letters interpreting the term "security" the Supreme Court and the Staff have not required the existence of another regulatory scheme in characterizing whether the instrument at hand was a security. See, e.g., SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344 (1943); Forman, 421 U.S. 837; Dairyman, Inc. (publicly available Jan. 29, 1993), 1993 WL 33275 (S.E.C.).

14 The inclusion of the Intermediate Holding Company as an intermediate stock holding company does not affect our opinion that the membership interests are not securities. Such inclusion has no economic effect on the owners of the membership interests or any effect on the reasonable expectations of policyholders in receiving such interests.





Nonprofit, Baltimore Life, Woodmen, American Republic, Security Mutual, Trustmark, Mutual Trust, Mutual of Omaha, National Life, Principal Mutual, Ohio National, Security Benefit, Minnesota Mutual, Provident Mutual, FCCI, Ameritas, Acacia Mutual, Pacific Mutual, General American and American Mutual.

B. Registration Under the Securities Exchange Act

It is our opinion, based upon the foregoing facts and the analyses set forth herein, that the Mutual Insurance Holding Company would not, upon consummation of the Reorganization, be subject to the registration requirements of the Securities Exchange Act. Our opinion is based upon our determination that, as discussed above, the membership interests in the Mutual Insurance Holding Company should not be classified as "securities" under the federal securities laws, either before or after the Reorganization.

Under Section 12(g) of the Securities Exchange Act and the rules promulgated thereunder, certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by 500 or more persons as of the end of the most recent fiscal year must register under the Securities Exchange Act. 15 U.S.C. § 78L(g). The definition of "security" under the Securities Exchange Act "is virtually identical" to the definition under the Securities Act. See Forman, 421 U.S. at 847 n.12 (citing Tcherepnin v. Knight, 389 U.S. 332, 335-336, 342 (1967)); see also Reves, 494 U.S. at 61 n.1; Landreth, 471 U.S. at 686 n.1. For the same reasons set forth in the discussion of the Securities Act above, it is our opinion that the membership interests are not securities under the Securities Exchange Act. We therefore are of the opinion that the Mutual Insurance Holding Company will not issue, and does not intend to issue, a security, and, accordingly, will not be subject to the registration requirements of Section 12(g) of the Securities Exchange Act.

V. Conclusion

Based on the foregoing, we request that the Staff confirm that it will not recommend any enforcement action to the Commission if (i) in connection with the Reorganization, the membership interests of AMIC's members are extinguished and such members immediately become members of the Mutual Insurance Holding Company and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically by operation of law become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act or the Securities Exchange Act.

Because of the importance of the Reorganization to AMIC, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any questions or would like additional information, please telephone me at (313) 568-5434.

Very truly yours,

DYKEMA GOSSETT PLLC

Mark A. Metz

**EXHIBIT A**

## ORGANIZATIONAL STRUCTURE
## BEFORE AND AFTER THE REORGANIZATION


Organization Structure Before Mutual Holding Company Conversion
Policyholders (Membership Interests & Contract Rights)
Amerisure Mutual Insurance Company (Michigan mutual insurance company)
100%
Amerisure Re
100%
Amerisure Inc.
100%
Agency Business Solutions LLC
100%
Amerisure Partners Insurance Co.
100%
Amerisure Insurance Co.
100%
Agency Services Group LLC
100%
Agency Capital Group LLC
Organization Structure Immediately Following Mutual Holding Company Conversion
Policyholders (Membership Interests)
Amerisure Mutual Holdings, Inc. (AMHI) (Michigan mutual holding company)
100%
Intermediate Holding Company (IHC) (Michigan corporation)
Policyholders (Contract Rights)
100%
Converted Amerisure Mutual Insurance Company (Michigan stock insurance company)
100%
Agency Business Solutions LLC
100%
Amerisure Re
100%
Amerisure Partners Insurance Company
100%
Amerisure Insurance Company
100%
Agency Services Group LLC
100%
Agency Capital Group LLC

**EXHIBIT B**

**CHAPTER 60 OF MICHIGAN INSURANCE CODE**

**THE INSURANCE CODE OF 1956 (EXCERPT)**
**Act 218 of 1956**
**Chapter 60**
**Reorganization of Mutual Insurers**

**500.6001 Definitions.**

**Sec. 6001.**

As used in this chapter:

(a) "Converted company" means a Michigan domiciled stock insurance company that results from the reorganization of a mutual company under this chapter.

(b) "Eligible member" means a member whose policy is in force on the date the mutual company's board of directors adopts a plan of reorganization under this chapter.

(c) "Intermediate holding company" means a business corporation subsidiary of a mutual holding company domiciled in this state, any other state, or the District of Columbia that is authorized to issue 1 or more classes of capital stock, the corporate purposes of which include holding directly or indirectly the voting stock of a converted company.

(d) "Member" means a person who, on the records of the mutual company and pursuant to its articles of incorporation or bylaws, is considered to be a holder of a membership interest in the mutual company. A person insured under a group policy is not a member. On and after the effective date of a reorganization under this chapter, member means a member of the mutual holding company created in the reorganization.

(e) "Mutual holding company" or "MHC" means a mutual corporation resulting from a reorganization of a mutual company under this chapter.

(f) "Mutual company" means a domestic mutual insurance company organized under chapter 50, 54, or 58.

(g) "Plan of reorganization" or "plan" means a plan adopted pursuant to this chapter by the board of directors of a mutual company for the reorganization of the mutual company simultaneously into both a mutual holding company and a converted company existing as a direct or indirect stock subsidiary of the mutual holding company.

(h) "Policy" means a group or individual insurance policy or contract issued by a mutual company. The term policy does not include a certificate of insurance issued in connection with a group policy or contract.

(i) "Policyholder" means the holder of a policy other than a reinsurance contract.

**500.6003 Reorganization of mutual company; formation.**

**Sec. 6003.**

(1) Upon approval of the commissioner, a mutual company may reorganize by forming simultaneously a mutual holding company and converting the mutual company into a direct or indirect stock subsidiary of the mutual holding company. Unless otherwise specifically requested in a plan of reorganization filed with the commissioner, reorganization under this chapter is not a full conversion of a mutual company or of a mutual holding company, as otherwise available under chapter 59. Chapter 59 conversions are separate transactions from a reorganization under this chapter, but may occur with or as a result of a reorganization under this chapter if so requested in a plan approved by the commissioner under chapter 59.

(2) A mutual holding company formed under this chapter may demutualize by complying with the applicable provisions of chapter 59.

**500.6005 Reorganization plan; adoption; amendment; withdrawal.**

**Sec. 6005.**

(1) A mutual company seeking to reorganize to a mutual holding company structure shall adopt, by the affirmative vote of not less than 2/3 of its board of directors, a plan of reorganization under this chapter.

(2) At any time before approval of a plan of reorganization by eligible members, the mutual company, by the affirmative vote of not less than 2/3 of its board of directors, may amend or withdraw the plan.

**500.6007 Reorganization plan; contents.**

**Sec. 6007.**

A plan of reorganization shall include all of the following:

(a) The reasons for the proposed reorganization.

(b) The effect of the reorganization on existing policies including all of the following:

(i) A provision that all policies in force on the effective date of the reorganization continue to remain in force under the terms of those policies, except that any voting or other membership rights of the policyholders provided for under the policies or under this act, and any contingent liability policy provisions permitted by this act are extinguished on the effective date of the reorganization.

(ii) A provision that holders of participating policies in effect on the date of reorganization continue to have the right to receive dividends as provided in the participating policies, if any.

(iii) A provision that, except for a mutual company's life policies, guaranteed renewable accident and health policies, and noncancelable accident and health policies, the converted company may issue the insured a nonparticipating policy as a substitute for the participating policy upon the renewal date of a participating policy.

(c) The detailed plans for granting membership interests to current and future policyholders of the converted company.

(d) Information sufficient to demonstrate that the financial condition of the converted company will not be diminished by the plan.

(e) A description of any current plans or any proposal approved by the mutual company board to issue shares of an intermediate holding company or shares of the converted company to the public or to other persons who are not direct or indirect subsidiaries of the mutual holding company.

(f) The identity of the proposed officers and directors of the mutual holding company and each intermediate holding company, if any, together with other biographical information as the commissioner requests.

(g) Other information as the commissioner requests or prescribes by rule.

**500.6009 Reorganization plan; operation and support of closed block of business.**

**Sec. 6009.**

(1) A plan of reorganization shall provide that a mutual life insurance company's participating life policies in force on the effective date of the conversion shall be operated by the converted company for dividend purposes as a closed block of participating business except that any or all classes of group participating policies may be excluded from the closed block.

(2) The plan shall establish 1 or more segregated accounts for the benefit of the closed block of business and shall allocate to those segregated accounts enough assets of the mutual company so that the assets together with the revenue from the closed block of business are sufficient to support the closed block including, but not limited to, the payment of claims, expenses, taxes, and any dividends that are provided for under the terms of the participating policies, with appropriate adjustments in the dividends for experience changes.

(3) The plan shall be accompanied by an actuarial opinion as to the adequacy of reserves or assets by a qualified actuary or an appointed actuary who meets the standards required under this act or under regulations established under this act for the submission of actuarial opinions. The actuarial opinion shall relate to the adequacy of the assets allocated to the segregated accounts in support of the closed block of business. The actuarial opinion shall be based on methods of analysis considered appropriate for those purposes by the actuarial standards board and as certified by the commissioner. The amount of assets allocated to the segregated accounts of the closed block shall be based upon the mutual life insurance company's last annual statement that is updated to the effective date of the reorganization.

(4) The converted company shall keep a separate accounting for the closed block and shall make and include in the annual statement to be filed with the commissioner each year a separate statement showing the gains, losses, and expenses properly attributable to the closed block.

(5) Upon the commissioner's approval, assets allocated to the closed block that are in excess of the amount of assets necessary to support the remaining policies in the closed block shall periodically revert to the benefit of the converted company.

(6) The commissioner may waive the requirement for the establishment or continuation of a closed block of business if the commissioner considers it to be in the best interest of the participating policyholders of a converted company to do so.

(7) This section applies only to mutual life insurance companies.

**500.6011 Reorganization plan; filing of documents; hearing; approval or disapproval of plan by commissioner; conditions for approval; retention and assistance of qualified expert.**

**Sec. 6011.**

(1) After adoption by the mutual company's board of directors and prior to the members' approval of the plan of reorganization, a mutual company shall file all of the following documents with the commissioner for review and approval:

(a) The plan of reorganization.

(b) The form of notice required by section 6013 for eligible members to vote on the plan.

(c) Any proxies to be solicited from eligible members and any other soliciting materials.

(d) The proposed articles of incorporation and bylaws of the mutual holding company, each intermediate holding company, if any, and the revised articles of incorporation and bylaws of the converted company.

(2) The commissioner may hold a hearing to review a plan of reorganization. The commissioner shall approve the plan upon finding both of the following:

(a) The plan complies with this chapter.

(b) The plan is fair and equitable to the interests of the policyholders.

(3) The commissioner shall approve or disapprove a plan by not later than 90 days after the filing of the documents under subsection (1).

(4) The commissioner may conditionally approve a plan if he or she determines that conditions are reasonably necessary to protect policyholder interests. The conditions may include, but are not limited to, the following:

(a) Prior approval of any concurrent or subsequent acquisition, merger, or formation of affiliate entities of the mutual holding company.

(b) Prior approval of the capital structure of or any changes to the capital structure of any intermediate holding company.

(c) Prior approval of any initial public offering or of any other issuance of equity or debt securities of an intermediate holding company or of the converted company in a private sale or public offering.

(d) Prior approval of the expansion of the mutual holding insurance company system into lines of business, industries, or operations for which it was not licensed or authorized at the time of the reorganization.

(e) Limitations on dividends and distributions if the effect would be to reduce capital and surplus of the converted company, in addition to any limitations that may otherwise be authorized by law.

(f) Limitations on the pledge or encumbrance of the stock of the converted company.

(5) The commissioner may retain, at the mutual company's expense, any qualified expert not otherwise a part of the commissioner's staff to assist in reviewing the plan of reorganization.

**500.6013 Reorganization plan; membership meeting; notice; quorum; vote; proxy; voter eligibility.**

**Sec. 6013.**

(1) All eligible members shall be given notice of the members' meeting to vote upon the plan of reorganization. The notice shall briefly but fairly describe the proposed plan, including identifying in reasonable detail the benefits and risks, and shall inform the member of member rights to vote on the plan. A plan summary or copy of the plan shall accompany the notice. The notice shall be mailed to each member's last known address shown on the mutual company's records, within 45 days after the commissioner's approval of the plan. The meeting to vote upon the plan shall be set for a date that is not less than 45 days after the date when the notice of the members' meeting is mailed by the mutual company. If the meeting to vote upon the plan is held during the mutual company's annual meeting of policyholders, only 1 combined notice of meeting is required.

(2) The plan of reorganization shall be adopted at a meeting with a quorum present upon receiving the affirmative vote of at least 2/3 of the votes cast by eligible members.

(3) Members entitled to vote upon the proposed plan may vote in person or by proxy. Certified copies of any forms of proxies to be solicited from eligible members, together with the related proxy statement and any other soliciting materials, shall be filed with the plan and approved by the commissioner before their use.

(4) Each eligible member may cast votes upon each matter coming to a vote in accordance with any rights or classifications of members as provided in the mutual insurer's articles of incorporation or bylaws. If the articles of incorporation or bylaws are silent, each eligible member may cast 1 vote.

**500.6015 Documents to be filed after plan approval.**

**Sec. 6015.**

After the eligible members have approved a plan of reorganization, the converted company shall file all of the following documents with the commissioner:

(a) The minutes of the members' meeting at which the plan of reorganization was voted upon.

(b) The articles and bylaws of the mutual holding company and each intermediate holding company, if any, and the revised articles of incorporation and bylaws of the converted company.

**500.6017 Mutual holding company; articles of incorporation.**

**Sec. 6017.**

(1) Adoption of articles of incorporation for the mutual holding company, each intermediate holding company, if any, and revised articles of incorporation for the converted company is necessary to implement the plan of reorganization. Procedures for adoption or revision of these articles are governed by the applicable provisions of this act or, in the case of an intermediate holding company, the business corporation law of the state in which the intermediate holding company is incorporated. The members may adopt revised articles of incorporation at the same meeting at which the members approve the plan.

(2) The articles of incorporation of a mutual holding company shall include all of the following:

(a) That it is a mutual holding company organized as an insurer under chapter 50, 54, or 58.

(b) That the mutual holding company may hold not less than a majority of the shares of voting stock of a converted company or an intermediate holding company, which in turn holds directly or indirectly all of the voting stock of a converted company.

(c) That it is not authorized to issue any capital stock except pursuant to a conversion in accordance with chapter 59.

(d) That its members shall have the rights specified in this chapter and in its articles of incorporation and bylaws.

**500.6019 Reorganization plan; conditions for plan to take effect.**

**Sec. 6019.**

(1) A plan becomes effective when the commissioner has approved the plan, the members have approved the plan, and the articles of incorporation of the mutual holding company, each intermediate holding company, if any, and the revised articles of incorporation of the converted company have been adopted and filed with the commissioner.

(2) All of the following simultaneously occur when a plan of reorganization becomes effective under this chapter:

(a) The mutual company becomes a converted company and the corporate existence of the mutual company continues in the converted company with the original date of incorporation of the mutual company.

(b) The membership interests of the mutual company's policyholders are extinguished, and all of the mutual company's eligible members become members of the mutual holding company by and in accordance with the articles of incorporation and bylaws of the mutual holding company and applicable provisions of this chapter and chapters 50, 54, and 58.

(c) All the rights, franchises, and interests of the mutual company in and to every type of property, real, personal, and mixed, and any things in action belonging to it, are transferred to and vested in the converted company without any deed or transfer.

(d) All the obligations and liabilities of the mutual company are assumed by the converted company.

(e) All of the shares of the capital stock of the converted company shall be issued to the mutual holding company, which at all times shall own a majority of the shares of the voting stock of the converted company, except that either at the time a plan is effective, or at a later time with the commissioner's approval, 1 or more intermediate holding companies may be created, so long as the mutual holding company at all times owns directly or indirectly a majority of the shares of the voting stock of the converted company.

(f) Unless otherwise specified in the plan, the directors and officers of the mutual company serve as directors and officers of the converted company until new directors and officers of the converted company are duly elected pursuant to the articles of incorporation and bylaws of the converted company.

**500.6023 Membership interest in mutual holding company.**

**Sec. 6023.**

(1) No member of a mutual holding company may transfer membership in the mutual holding company.

(2) A member of a mutual holding company is not personally liable for the acts, debts, liabilities, or obligations of the mutual holding company solely because of his or her membership status.

(3) No assessments of any kind may be imposed upon the members of a mutual holding company by the directors or members, or because of any liability, act, debt, or obligation of the mutual holding company or of any company owned or controlled by the mutual holding company.

(4) Neither a membership interest in a domestic mutual holding company nor any intermediate or transitional stages taken pursuant to a plan constitutes the creation, issuance, offer to sell, solicitation of an offer to buy, or the sale of a security under the laws of this state.

(5) A membership interest in the mutual holding company automatically terminates if the policy that gave rise to the membership interest is canceled, nonrenewed, terminated, or expires.

(6) Except as otherwise approved by the commissioner, a membership interest in the mutual holding company shall be automatically created with a new policy issued by the converted company.

**500.6025 Mutual holding company; powers and duties.**

**Sec. 6025.**

(1) A mutual holding company has the same powers granted to domestic mutual insurance companies and is subject to the same requirements of this act applicable to mutual companies that are not inconsistent with the provisions of this chapter except that a mutual holding company does not have authority to transact an insurance business. The commissioner may exempt a mutual holding company from any requirement of this act that the commissioner finds inapplicable to a company that is not issuing policies of insurance or reinsurance.

(2) Neither the mutual holding company nor any intermediate holding company shall issue or reinsure policies of insurance.

(3) With the commissioner's approval and as provided under this act, a mutual holding company may enter into an affiliation, consolidation, merger, or acquisition agreement either at or after the effective date of a reorganization under this chapter with any mutual insurance company authorized to do business in this state or with any mutual holding company organized in this state or any other state or the District of Columbia.

(4) The assets of a mutual holding company organized under this chapter are subject to a lien in favor of the policy-holders of the converted company under such terms as the commissioner may approve.

**500.6027 Transfer, assignment, or diversion of business from converted business.**

**Sec. 6027.**

Without the commissioner's prior approval, neither the converted company nor any other person affiliated with or controlling the converted company shall transfer, assign, or divert business from the converted company to any other insurance company or affiliate if the purpose or effect of doing so would be to reduce significantly the number of members of the mutual holding company. What is a significant reduction shall be determined by the commissioner after examination of the converted company's business reasons for effecting any such transfer, assignment, or diversion.

**500.6029 Receipt of fee, commission, or other consideration; payment of costs and expenses.**

**Sec. 6029.**

(1) A director, officer, agent, or employee of the mutual company or any other person shall not receive any fee, commission, or other valuable consideration, other than his or her usual salary and compensation, for aiding, promoting, or assisting in a reorganization under this chapter, except as provided for in the plan approved by the commissioner.

(2) All the costs and expenses connected with a plan of reorganization shall be paid for or reimbursed by the mutual company or the converted company.

**500.6031 Substantial compliance with notice requirements; commencement of action challenging validity of certain acts or commissioner's decision.**

**Sec. 6031.**

(1) If a mutual company complies substantially and in good faith with the notice requirements of this chapter, the mutual company's failure to give a member any required notice does not impair the validity of any action taken under this chapter. The commissioner may convene an appropriate hearing at any time for purposes of determining the existence of good faith and substantial compliance by the mutual company.

DET01\619085.15
ID\MME - 014189/0030